                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                               (Amendment No. 4)

                   Under the Securities Exchange Act of 1934

                     PROJECT SOFTWARE & DEVELOPMENT, INC.
                     ------------------------------------
                               (Name of Issuer)

                    Common Stock, $0.01 par value per share
                    ---------------------------------------
                        (Title of Class of Securities)

                                  743 39P 101
                                  -----------
                                (CUSIP Number)
                     Robert L. Daniels, 20 University Road
                     -------------------------------------
                 Cambridge, Massachusetts 02138 (617-354-1006)
                 ---------------------------------------------

                    (Name, Address and Telephone Number of
           Person Authorized to Receive Notices and Communications)

                               December 10, 1997
                             ---------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / / (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP No.  743 39P 101                                        Page 2 of 20 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Alan L. Stanzler, as Trustee of the (a) Kenneth L. Daniels Irrevocable Trust, (b) Gregory J. Daniels Irrevocable Trust and (c) Marc D. Daniels Irrevocable Trust.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [X]
     (b) [_]

3    SEC USE ONLY

4    SOURCE OF FUNDS

           Not Applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS PURSUANT TO ITEMS 2(d) or 2(e)
     [_]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Massachusetts

Number of shares    7   SOLE VOTING POWER
                             120,000 (of which 37,500 shares are held in the Kenneth L. Daniels Irrevocable Trust; 45,000 shares are held in the Gregory J. Daniels Irrevocable Trust; and 37,500 are held in the Marc D. Daniels Irrevocable Trust).

Beneficially        8   SHARED VOTING POWER
 Owned by                    None
   Each
 Reporting          9   SOLE DISPOSITIVE POWER
  Person                     120,000
   with             10  SHARED DISPOSITIVE POWER
                             None

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           143,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [X]

     Mr. Stanzler disclaims beneficial ownership of shares held by Robert Daniels individually and as Trustee of the 1996 Daniels Voting Trust and shares held by Susan H. Daniels.

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           1.5%

14   TYPE OF REPORTING PERSON

                                 SCHEDULE 13D

CUSIP No.  743 39P 101                                      Page 3 of 20 Pages


 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Alan L. Stanzler, individually

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [X]
      (b) [_]

 3    SEC USE ONLY

 4    SOURCE OF FUNDS

           Not applicable

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS PURSUANT TO ITEMS 2(d) or
      2(e) [_]

 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Massachusetts

                     7    SOLE VOTING POWER

Number of Shares          None
  Beneficially
    Owned by         8    SHARED VOTING POWER
      Each
   Reporting              None
     Person
      with           9    SOLE DISPOSITIVE POWER

                          None

                     10   SHARED DISPOSITIVE POWER

                          None


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           143,000


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
     [X]

     Mr. Stanzler disclaims beneficial ownership of shares held by Robert Daniels individually and as trustee of the 1996 Daniels Voting Trust and shares held by Susan H. Daniels.


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           1.5%


14   TYPE OF REPORTING PERSON*
           IN

                                 SCHEDULE 13D

CUSIP No. 743 39P 101                                         Page 4 of 20 Pages



     This Amendment is being filed to report the addition of Alan L. Stanzler as a Reporting Person and to update certain information contained in Item 4.

     Item 2.  Identity and Background.  Item 2 is hereby amended to add the
              -----------------------
following:

     (a) Alan L. Stanzler has consented to be named as a nominee for election as a director of the Issuer at its next Annual Meeting of Stockholders ("Meeting") scheduled for February 10, 1998. As such Mr. Stanzler may be deemed a member of the group with Robert L. Daniels and Susan H. Daniels.

     (b) Mr. Stanzler's business address is One Boston Place, Boston, MA  02108.

     (c) Mr. Stanzler is a member of the law firm of Davis, Malm & D'Agostine, One Boston Place, Boston, MA 02108.

     (d) During the last five years, Mr. Stanzler has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, Mr. Stanzler has not been party to a civil proceeding of a judicial or administrative body and as a result of such proceeding was or is the subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Stanzler is a United States citizen.


     Item 3.  Amount and Source of Funds.  Item 3 is hereby amended to add the
              --------------------------
following:

          Mr. Stanzler is Trustee of three irrevocable trusts (the "Trusts") for the benefit of the children of Robert and Susan Daniels. Such Trusts own an aggregate of 120,000 shares of the Issuer's common stock. Robert L. Daniels contributed such shares to the Trusts.

                                 SCHEDULE 13D

CUSIP No. 743 39P 101                                         Page 5 of 20 Pages



     Items 4.  Purpose of the Transaction.  Item 4 is hereby amended to add the
               --------------------------
following:

     On December 9, 1997, Mr. Daniels delivered notice, pursuant to the Issuer's by-laws, of his nomination of Mr. Stanzler for election as director at the Meeting. Mr. Daniels and Mr. Stanzler intend to solicit proxies in support of Mr. Stanzler's nomination. Upon election as a director, Mr. Stanzler intends to support Mr. Daniels' efforts to seek purchasers of the Company at a price above current market prices.

     The Reporting Persons intend to review their investment in the Issuer on a continuing basis, and reserve the right to take such action with respect to such investment as each deems appropriate in light of the circumstances existing from time to time.

     Item 5.  Securities Beneficially Owned.  Item 5 is hereby amended to add
              -----------------------------
the following:

          (a) Mr. Stanzler beneficially owns (within the definition of Rule 13-d 3 of the Securities Exchange Act of 1934), 143,000 shares of the Company's common stock (representing 1.5% of the outstanding Common Stock of the Issuer based on the number of shares outstanding as of July 31, 1997 (9,842,383) as reported in the Issuer's Form 10-Q for the quarter ended June 30, 1997) including 37,500, 45,000 and 37,500, respectively as Trustee of The Kenneth L. Daniels Irrevocable Trust, The Gregory J. Daniels Irrevocable Trust and The
Marc D. Daniels Irrevocable Trust; 9,000 shares underlying options granted under the Company's 1994 Stock Option Plan; Stock Appreciation Rights with respect to 14,000 shares granted by Robert L. Daniels exercisable for five years from December 8, 1997 at $20.00 per share.

          (b) Mr. Stanzler has the sole power to vote and dispose of the Shares referred to in subparagraph (a), except for the 9,000 shares underlying options granted under the Company's 1994 Stock Option Plan and the Stock Appreciation Rights with respect to 14,000 shares granted by Mr. Daniels.

          (c) Mr. Stanzler has not engaged in any transaction in the Issuer's securities in the past 60 days other than receipt of the Stock Appreciation Right described in Item 6 and termination of the prior option.

          (d) Mr. Stanzler disclaims any beneficial interest in shares held by Mr. Daniels individually or in his capacity as Trustee of the 1996 Daniels Voting Trust, and in shares held by Ms. Daniels.

                                 SCHEDULE 13D

CUSIP No. 743 39P 101                                         Page 6 of 20 Pages



     Item 6.  Contracts, Arrangements, Understandings or Relationships with
              -------------------------------------------------------------
Respect to the Issuer's Securities.  Item 6 is amended to add the following:
----------------------------------

     On December 8, 1997, Robert L. Daniels (i) granted Alan L. Stanzler Stock Appreciation Rights ("SAR") with respect to 14,000 shares of the Issuer's common stock, exercisable for five years at $20 per share, and (ii) agreed to indemnify Mr. Stanzler against certain losses (as defined in the indemnification agreement) and to reimburse him for certain expenses incurred in connection with his nomination for election as a director of the Issuer. The SAR agreement and indemnification agreement are filed herewith as exhibits and are incorporated herein by reference. On December 8, 1997, Mr. Stanzler consented to (i) being a director of the Issuer, (ii) being named in a proxy statement for that purpose, and (iii) to serving as a director of the Issuer when elected.

     Item 7.  Materials to be Filed as Exhibits.  Item 7 is hereby amended to
              ---------------------------------
add the following:


     Exhibit 3.                 Option Agreement dated October 2, 1996
     Exhibit 4.                 Stock Appreciation Rights Agreement
                                dated December 8, 1997 (supersedes Exhibit 3)
     Exhibit 5.                 Indemnification and Expense Agreements,
                                each dated December 8, 1997
     Exhibit 6. Notice of Nomination of Alan L.Stanzler, with attachments.

                                 SCHEDULE 13D

CUSIP No. 743 39P 101                                         Page 7 of 20 Pages



     SIGNATURE

     After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement with respect to him or her is true, complete and correct.

December 10, 1997


                                    /s/ Robert L. Daniels
                                    -----------------------------
                                    Robert L. Daniels


                                    /s/ Susan H. Daniels
                                    ------------------------------
                                    Susan H. Daniels


                                    /s/ Alan L. Stanzler
                                    ------------------------------
                                    Alan L. Stanzler

                                    THE 1996 DANIELS VOTING TRUST


                                    By:/s/ Robert L. Daniels
                                       ----------------------------
                                       Robert L. Daniels, as
                                       Trustee

                                    THE KENNETH L. DANIELS IRREVOCABLE TRUST


                                    By:/s/ Alan L. Stanzler
                                       ------------------------------
                                       Alan L. Stanzler, as Trustee

                                    THE GREGORY J. DANIELS IRREVOCABLE TRUST


                                    By:/s/ Alan L. Stanzler
                                       ------------------------------
                                       Alan L. Stanzler, as Trustee

                                    THE MARC D. DANIELS IRREVOCABLE TRUST

                                    By:/s/ Alan L. Stanzler
                                       ------------------------------
                                       Alan L. Stanzler, as Trustee

                                 SCHEDULE 13D

CUSIP No. 743 39P 101                                        Page 8 of 20 Pages




                                 EXHIBIT INDEX


Exhibit 3.     Option Agreement dated October 2, 1996

Exhibit 4. Stock Appreciation Rights Agreement dated December 8, 1997 (supersedes Exhibit 3)

Exhibit 5.     Indemnification and Expense Agreements, each dated December 8,
               1997

Exhibit 6.     Notice of Nomination of Alan L. Stanzler, with attachments.